DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122

                               September 29, 2005

Ms. Mary K. Fraser, Esq.                               VIA FAX AT (202) 772-9217
Division of Corporate Finance                          -------------------------
United States Securities and Exchange Commission            AND VIA EDGAR
450 Fifth Street, N.W.                                      -------------
Washington, D.C. 20549
Phone: (201) 551-3609

RE:     Pathogenics, Inc.
        Form SB-2 Registration Statement
        File No. 333-123431

Dear Ms. Fraser:

     In response to our telephone conversation with your office on September 27, 2005, Pathogenics, Inc. (the "Company") will make the following changes to its Prospectus to clearly disclose that the selling shareholders will sell their shares at $0.10 per share until the Company's shares are traded on the OTC Bulletin Board:

     1) We propose adding a paragraph under "PART I - INFORMATION REQUIRED IN PROSPECTUS," under the Section entitled "Prospectus Summary" of our final Prospectus (which paragraph will become the second paragraph under the Prospectus Summary section of the Prospectus) which will state:

               "We currently lack a public market for our Common Stock. Selling shareholders will sell at a price of $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. If before our shares are quoted on the OTC Bulletin Board, the selling shareholders wish to sell at a price different from $0.10 per share, we will file a post-effective amendment beforehand."

     2) We also propose adding a paragraph under the "Plan of Distribution" section of the Prospectus (which paragraph will become the second paragraph under the Plan of Distribution section of the Prospectus which will state:

               "We currently lack a public market for our Common Stock. Selling shareholders will sell at a price of $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. If before our shares are quoted on the OTC Bulletin Board, the selling shareholders wish to sell at a price different from $0.10 per share, we will file a post-effective amendment beforehand."

     We believe that these changes will add appropriate disclosure regarding the price at which the selling shareholders will sell the registered shares, until the Company's securities are traded on the OTC Bulletin Board, and we will include such changes in the Company's final Prospectus which will be filed with the Commission.

                     Very  truly  yours,

                     /s/  John  S.  Gillies
                     -----------------------------------
                     Associate
                     DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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